EnCana looks to expand oilsands production to
500,000 barrels per day
Oilsands lands hold an estimated 5 billion to 10 billion barrels of recoverable resources
CALGARY, Alberta (November 7, 2005) — Following a comprehensive assessment of the company’s 1.2 million acres of oilsands lands, EnCana Corporation (TSX, NYSE: ECA) is developing plans to significantly expand production from its estimated 5 billion to 10 billion barrels of recoverable oilsands resources — assets that have the potential to reach a production rate of 500,000 barrels of oil per day in the next 10 years.
North American natural gas and in-situ oilsands — twin cornerstones of EnCana’s future
EnCana has essentially completed the process of focusing the company on North American resource plays, principally unconventional natural gas and in-situ oilsands. The company has established a leading position in North American natural gas production and believes its current resource holdings can sustain an average annual gas sales growth rate of 10 percent for several years. Complementing this unconventional gas strategy is a tremendous growth opportunity in unconventional oilsands, which EnCana believes have the potential to deliver more than a twelve-fold production increase from the current level of about 42,000 barrels per day.
“We believe the combination of advances in thermal extraction technologies and the strengthening of world oil prices have set the stage for EnCana to generate significant long-term value for EnCana shareholders through accelerated oilsands investment and development. With 1.2 million acres, EnCana is the largest owner of Canadian oilsands lands. Our lands contain an estimated 40 billion barrels of original oil in place. They rank among the very highest quality with estimated recoverable resources of between 5 billion and 10 billion barrels,” said Randy Eresman, EnCana’s Chief Operating Officer.
“This is a world-class energy resource and EnCana is the technical and cost leader in the in-situ development of Canada’s massive oilsands. Our industry-leading oilsands recovery teams have proven the technical capabilities of steam-assisted gravity drainage (SAGD) — a foundation for internal investment initiatives and possible joint ventures and partnership arrangements that we expect will significantly expand our production,” Eresman said. “As a result of the increased opportunity in its oilsands projects, EnCana now believes it has the potential to achieve a growth rate of 15 to 20 percent in its North American oil and natural gas liquids sales between 2006 and 2009.”
EnCana’s in-situ oilsands generating widespread interest
In recent months, EnCana has received a number of unsolicited inquiries from a variety of oil companies, including major multinationals, integrated producers and national oil companies, seeking to participate with EnCana in oilsands development. In response to these inquiries, EnCana is pursuing various business opportunities, such as possible equity investments, farm-ins, asset swaps, long-term bitumen supply agreements and the integration of upstream and downstream assets — initiatives that would enable EnCana to participate in low-cost market development solutions that could expand the company’s business beyond being a pure bitumen producer.
“We are considering alternatives aimed at reducing risk, enhancing value, accelerating development and realizing attractive returns from our bitumen resources,” Eresman said.

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EnCana Investor Days to detail growth strategy today in Calgary and Wednesday in New York City
At the company’s Investor Days, today in Calgary and Wednesday in New York City, senior executives and business unit leaders from across EnCana will detail the potential of the company’s portfolio of long-life, sustainable-growth natural gas and oilsands resource plays. (Details of each day’s webcast are below.)
Attractive oilsands economics
EnCana’s in-situ oilsands developments require initial capital investment of about US$100 million for each incremental 10,000 barrels of daily production and sustaining capital of another $150 million over the project’s life, estimated at 25 to 30 years. By that measure, the company estimates that taking its oilsands production to 500,000 barrels of oil per day would require initial development capital of about $5 billion and $7.5 billion of sustaining capital over the life of the projects. EnCana estimates that these projects will generate risk-adjusted, after-tax rates of return exceeding our historical cost of capital at WTI prices of $30 per barrel or lower. The company’s industry-leading Foster Creek project is capable of achieving cost of capital returns at an estimated WTI $20 per barrel. (All figures US$.)
Doubling of current in-situ production underway
EnCana’s Foster Creek project, the largest and most advanced commercial SAGD project, is in the midst of doubling its planned production to an estimated 60,000 barrels per day by the end of 2006. The company recently sanctioned an expansion of its Christina Lake project from 7,000 to 18,000 barrels per day by the first quarter of 2008. These two expansions are expected to take EnCana’s total oilsands production to about 78,000 barrels per day by early 2008.
“But that’s just the start. Each of these projects has the potential to grow substantially, Foster Creek to 150,000 barrels per day and Christina Lake to 250,000 barrels per day. In addition, we have identified a new in-situ project — named Borealis — located east of Canada’s major oilsands mines which has the potential to reach production of 100,000 barrels per day,” Eresman said. “Combined, these three projects could produce 500,000 barrels per day by 2015, which is more than double our previous oilsands production outlook of 200,000 barrels per day.”

EnCana's oilsands production potential[1]
Project	Resources		Production
				Production	Production
	Recoverable oil	Recoverable oil	Current	forecast by Q1	potential in
	Base case	Upside case	production	2008	2015
	(MMbbls)	(MMbbls)	(Mbbls/d)	(Mbbls/d)	(Mbbls/d)

Foster Creek	1,859	3,016	35,000	60,000	150,000
Christina Lake	1,977	3,973	7,000	18,000	250,000
Borealis	1,439	3,475	0	0	100,000

Total	5,275	10,463	42,000	78,000	500,000

1	EnCana estimates
Investor Day webcast and conference call information
EnCana will hold its 2005 Investor Days on Monday, November 7, 2005 in Calgary, Alberta and on Wednesday, November 9, 2005 in New York, New York. The event is for invited institutional investors, analysts and media. To accommodate a wider audience, the days’ presentations will be webcast. The links are noted below:

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Webcast Information
1.	Investor Day: Calgary, Alberta
Date: Monday, November 7, 2005
Time: 8:30 a.m. MT (10:30 a.m. ET) Opening remarks by Gwyn Morgan, EnCana’s President &
Chief Executive Officer
Webcast URL: http://events.onlinebroadcasting.com/encana/110705/index.php

2.	Investor Day: New York, New York
Date: Wednesday, November 9, 2005
Time: 8:30 a.m. ET (6:30 a.m. MT) Opening remarks by Gwyn Morgan
Webcast URL: http://events.onlinebroadcasting.com/encana/110905/index.php
Following the opening remarks by Gwyn Morgan, the days’ sessions include presentations focusing on EnCana’s North American resource plays and the operating and strategic highlights of each area. The presentations will be followed by a wrap-up session. A more detailed schedule will be available on the corporate website.
Each day’s presentations will be webcast live. Please visit our corporate website at www.encana.com to access the URL for the audio webcast as well as the presentation slides. It is recommended that users access the webcast approximately 10 minutes before its scheduled start time. If you are unable to listen to the live webcast, an archive of the day’s presentations will be available within 24 hours of the event and will be available on our corporate site for approximately 60 days.
A live, listen-only conference telephone call, broadcasting each day’s proceedings in audio, will also be available. Participants are asked to dial in approximately 10 minutes prior to the conference call. Details are as follows:
Conference Call Information
1.	Investor Day: Calgary, Alberta Date: Monday, November 7, 2005 Time: 8:30 a.m. MT (10:30 a.m. ET). Opening remarks by Gwyn Morgan Conference call phone number: 719-457-2696 or 800-311-6662

2.	Investor Day: New York, New York Date: Wednesday, November 9, 2005 Time: 8:30 a.m. ET (6:30 a.m. MT). Opening remarks by Gwyn Morgan Conference call phone number: 719-457-2656 or 800-208-1815
EnCana Corporation
With an enterprise value of approximately US$50 billion, EnCana is one of North America’s leading natural gas producers, is among the largest holders of gas and oil resource lands onshore North America and is a technical and cost leader in the in-situ recovery of oilsands bitumen. EnCana delivers predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. Contained in unconventional reservoirs, resource plays are large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have lower geological and commercial development risk, lower average decline rates and very long producing lives compared to conventional plays. The application of technology to unlock the huge resource potential of these plays typically results in continuous increases in production and reserves and decreases in costs over multiple decades of resource play life. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION — EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101).

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EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: future economic and operating performance, including per share growth; anticipated growth and success of resource plays and the expected characteristics of resource plays; projected production from oilsands resources in 2005, 2006 and beyond, including in 2015; potential oil, natural gas and NGLs sales in 2005 and beyond; anticipated sales growth of North American oil and NGLs between 2006 and 2009; anticipated ability to meet production, operating cost and sales forecasts; anticipated costs; anticipated commodity prices; anticipated capital requirements, project rates of return and estimated project life; estimates of original oil in place and recoverable resources; anticipated business opportunities, joint ventures and partnerships in connection with oilsands resources development; anticipated expansion of the company’s oilsands resources; the capabilities and timing of the company’s steam-assisted gravity drainage expansion projects at Foster Creek and Christina Lake; the potential production from Foster Creek, Christina Lake and Borealis; estimates of recoverable oil in place; anticipated drilling; references to potential exploration; anticipated growth potential of the company’s resource play portfolio; and anticipated total resource play life. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; risks associated with technology; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

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FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Development

Sheila McIntosh Vice-President, Investor Relations (403) 645-2194	Alan Boras Manager, Media Relations (403) 645-4747
Paul Gagne Manager, Investor Relations (403) 645-4737
Ryder McRitchie Manager, Investor Relations (403) 645-2007

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